[redacted] [redacted]

SECU 02021669)MMISSION
Washington, D.C. 20549

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RECEIVED NOV 12 2002 161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

11/22/02

REPORT FOR THE PERIOD BEGINNING 10-01-01 AND ENDING 9-30-02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh & Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Beacon Place 4572 S. Hagadorn Road, Ste. 2-C
(No. and Street)

East Lansing (City) Michigan (State) 48823-5385 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Bruce Papesh (517) 333-4333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts, CPAs
(Name – *if individual, state last, first, middle name*)

5930 Lovers Lane, 2nd Floor (Address) Portage (City) Michigan (State) 49002 (Zip Code)

PROCESSED
NOV 26 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, G. Bruce Papesh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart, Papesh & Company, Incorporated, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODY COULTER
NOTARY PUBLIC CLINTON CO., MI
MY COMMISSION EXPIRES Sep 15, 2004
Acting in Ingham Co, MI
Jody Coulter

Notary Public

[signature], its President

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DART, PAPESH & COMPANY, INC.
STATEMENT OF FINANCIAL POSITION
SEPTEMBER 30, 2002

ASSETS				
Cash	$	311,294		
Accounts receivable		6,545		
Prepaid expenses		5,988		
Property and equipment at cost - net of depreciation		2,415		
Deferred income tax benefits		1,700	$	327,942
LIABILITIES				
Accounts payable	$	3,774		
Other current liabilities		19,877		
	$	23,651		
Stockholders' equity				
Common stock - $1 par value- authorized 50,000 shares				
Issued and outstanding 10,000 shares	$	10,000		
Retained earnings		294,291		
	$	304,291	$	327,942

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting. Fixed assets are recorded at cost less accumulated depreciation which is computerized principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2002 the Company's net capital ratio was .08 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000 while actual computed "net capital" was $282,744.

ANNUAL AUDIT REPORT REQUIREMENT

The Firm's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Firm's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Dart, Papesh & Company, Inc.

We have examined the financial condition of Dart, Papesh & Company, Inc. as of September 30, 2002 Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Dart, Papesh & Company, Inc. at September 30, 2002 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Hegel ; Tibbitts

Portage, Michigan